VIA EDGAR

October 24, 2019

Mr. Mark Cowan

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-0506

Re:         Massachusetts Mutual Life Insurance Company (“Depositor”) and its

Massachusetts Mutual Variable Life Separate Account I (“Registrant”)

Post-Effective Amendment No. 6 to Registration Statement on Form N-6

Prospectus Title: Strategic Group Variable Universal Life® II (“GVUL II”)

File Nos. 333-206438, 811-08075

Dear Mr. Cowan:

I am in receipt of the Staff’s comments dated October 8, 2019 regarding the above-referenced filing.

Please note that the page numbers referenced below correspond to the page of the PDF of the 485(a) filing with the Staff’s comments included.

I have also included a revised version of the supplement for your review and approval.

My responses to the Staff’s comments are as follows:

Parts A and B

General (page 2)

1.	Was this supplement intended to be incorporated by reference?

Response to Comment No. 1: The supplement referenced in Parts A and B of the filing is included on the following page of the filing. It is not incorporated by reference.

Supplement

General (page 3)

2.	We reviewed another prospectus supplement for MassMutual last month in which we told you to only include the changes effective on or after December 31, 2019 in the supplement. Please follow that same format.

Response to Comment No. 2: We have revised the supplement to follow the same format as the supplement we filed for our Variable Universal Life III policy on October 11, 2019, which includes only the changes for policies issued after December 31, 2019.

Fee Tables (pages 3-6)

3.	Show only changes for policies issued after December 31, 2019. Because there are no changes that affect existing policy owners there is no need to show fee table for existing policies.

Response to Comment No. 3: We have revised the supplement to show only changes for policies issued after December 31, 2019 throughout the supplement.

4.	Are there any change to these rates for policies issued after December 31, 2019?

Response to Comment No. 4: For policies issued after December 31, 2019, there are no changes to any of the rates for the charges listed under the “For policies issued on, before, or after December 31, 2019” section in the original version of the supplement.

Part C

Item 26 - Exhibit Q (page 17)

5.	Why did these procedures change only for this policy? Does it have any changes that need to be reflected in prospectus?

Response to Comment No. 5: The change made to the SEC Procedures Memorandum was solely to remove a reference to the 2001 CSO table that had previously been removed from the memoranda for other products. There are no changes that need to be reflected in the prospectus beyond what is already included in the supplement.

Item 33 (page 37)

6.	Use the correct name of policy in the Representation Under Section 26(f)(2)(A) of the Investment Company Act of 1940.

Response to Comment No. 6: We have revised our Representation Under Section 26(f)(2)(A) of the Investment Company Act of 1940 to include the name of the policy.

I appreciate your attention to this filing. Please contact me if you have any questions regarding this filing or if there is anything that I can do to facilitate your review of this filing. I may be reached at (413) 744-6240 or gmurtagh@massmutual.com.

Sincerely,

/s/ Gary F. Murtagh

Gary F. Murtagh
Head of MMUS Product & Operations Law
for Massachusetts Mutual Life Insurance Company

Supplement effective November 8, 2019
to the Prospectus dated May 1, 2019, as supplemented, and
to the Statement of Additional Information dated May 1, 2019 for:

Strategic Group Variable Universal Life II

Issued by Massachusetts Mutual Life Insurance Company

THIS SUPPLEMENT MUST BE READ IN CONJUNCTION WITH YOUR PROSPECTUS. PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE.

This supplement amends certain information included in the above-referenced prospectus, as supplemented (“Prospectus”), and Statement of Additional Information.

For policies issued after December 31, 2019, the maximum insurance charge rates will be based on the 2017 Commissioners’ Standard Ordinary (80) Ultimate, Composite, Age Last Birthday Mortality Table (the “2017 CSO”). In addition to the maximum insurance charge, the maximum monthly charges for the Spouse Level Term Insurance Rider and the minimum death benefit percentage used in the Cash Value Accumulation Test will also change in connection with the change to the 2017 CSO, as reflected below.

Unless otherwise noted below, the information in the Prospectus and Statement of Additional Information remains unchanged. The terms used herein have the same meaning as those used in the Prospectus and Statement of Additional Information.

The Prospectus is amended as set forth below only for policies issued after December 31, 2019:

Fee Tables

Periodic Charges Other than Fund Operating Expenses

For policies issued after December 31, 2019

Charge	When Charge is Deducted	Amount Deducted
Cost of Insurance Charge (1)(2)	Monthly, on the certificate’s Monthly Calculation Date	Maximum: • $59.52 per $1,000 of Insurance Risk	Minimum: • $0.09 per $1,000 of Insurance Risk
Cost of Insurance Charge for a 45 year old in the standard risk classification, with Death Benefit Option A.(3)	Monthly, on the certificate’s Monthly Calculation Date	Rate per $1,000 of Insurance Risk: • $0.08
Mortality & Expense Risk Charge (4)	Monthly, on the certificate’s Monthly Calculation Date	Maximum Annual Rate: • 1.00% of the certificate’s Variable Account Value	Current Annual Rate: • 0.75% of the certificate’s Variable Account Value

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Charge	When Charge is Deducted	Amount Deducted
Loan Interest Rate Expense Charge (5)	Reduces the interest we credit on the loaned value. We credit the loan interest daily	Maximum: Certificate Year 1 – 20: • 3.00% of loaned amount Certificate Year 21+: • 2.50% of loaned amount	Current: Certificate Year 1 – 20: • 1.00% of loaned amount Certificate Year 21+: • 0.50% of loaned amount

(1)	The cost of insurance charge rates may vary by a number of factors, including but not limited to, the Insured’s age, coverage type (mandatory, supplemental, voluntary only), risk classification selected face amount, group rating and portability status. For more information on the cost of insurance charge rates for portable certificates, please refer to “Cost of Insurance Charge” in the “Monthly Charges Against the Account Value” section. If you would like information on the cost of insurance charge rates for your particular situation, you can request a personalized illustration from your registered representative or by calling our Administrative Office at 1-800-548-0073. See “Transaction Charges” in the “Charges and Deductions” section.

(2)	The maximum cost of insurance rates are based on 150% of the ultimate 2017 Commissioners’ Standard Ordinary (2017 CSO), Age-Last Birthday, Unisex (80% Male) and Composite Table. The cost of insurance charge rates reflected in this table are for standard risks.

(3)	The rates shown for “representative insured” are first year rates for employer paid coverage only (also known as mandatory coverage). Rates for supplemental coverage for the 1st year (for a 45 year old) are $0.11 (Current Amount Deducted) and $0.29 (Maximum Amount Deducted). The rates for voluntary only coverage for the 1st year (for a 45 year old) are $0.12 (Current Amount Deducted) and $0.29 (Maximum Amount Deducted). For Portable Certificates, please refer to “Cost of Insurance Charge” in the “Monthly Charges Against the Account Value” section.

(4)	The Mortality & Expense Risk charge is deducted proportionately from the then current Account Values in the Divisions. The Cost of Insurance Charges (listed in the table above) and any applicable rider charges (listed in the table below) are deducted from the GPA. If the value in the GPA is less than the charges, the deficiency will be deducted proportionately from the then current Account Values in the Divisions.

(5)	We charge interest on certificate loans, but we also credit interest on the Account Value we hold as collateral on certificate loans. The Loan Interest Rate Expense Charge represents the difference (cost) between the loan interest rate we charge and the interest credited on loaned amounts.

Rider Charges

For policies issued after December 31, 2019

Rider Charge	When Charge is Deducted	Amount Deducted
Accelerated Benefits for Terminal Illness Rider	Upon request for the Accelerated Benefits	Maximum: • $250	Current: • $0
Overloan Protection Rider	Once, upon activation of the rider	Maximum percentage of Account Value: (1) • 3.71%	Minimum percentage of Account Value: (1) • 0.33%
Overloan Protection Rider charge for an 80 year old	Once, upon activation of the rider	• 3.19% of Account Value
Accidental Death Benefit Rider	Monthly, on the certificate’s Monthly Calculation Date	Maximum: Rate per $1,000 of Rider coverage: • $0.025	Minimum: Rate per $1,000 of Rider coverage: • $0.025
Children’s Level Term Insurance Rider	Monthly, on the certificate’s Monthly Calculation Date	Maximum: • $4.50	Current: • $4.50

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Rider Charge	When Charge is Deducted	Amount Deducted
Spouse Level Term Insurance Rider (2)	Monthly, on the certificate’s Monthly Calculation Date	Maximum rate per $1,000 of Rider coverage: • $1.22	Minimum rate per $1,000 of Rider coverage: • $0.06
Spouse Level Term Insurance Rider charge for a 45 year old in the standard risk classification (3)	Monthly, on the certificate’s Monthly Calculation Date	Rate per $1,000 of Rider coverage: • $0.11
Waiver of Monthly Charges Rider (4)	Monthly, on the certificate’s Monthly Calculation Date	Maximum rate per $100 of Monthly Deduction: (5) • $11.98	Minimum rate per $100 of Monthly Deduction: (5) • $4.55
Waiver of Monthly Charges Rider charge for a 45 year old in the standard risk classification (3)	Monthly, on the certificate’s Monthly Calculation Date	Rate per $100 of Monthly Charges: (5) • $10.29

(1)	The charge is assessed once at the time the Overloan Protection Rider is activated. The applicable percentage of Account Value varies by Attained Age, 75 – 99. See “Overloan Protection Rider” in the “Other Benefits Available Under the Certificate” section for the applicable percentages.

(2)	The Spouse Level Term Insurance Rider charges vary based on the individual characteristics of the Insured spouse. The rider charges may not be representative of the charges that a particular Certificate Owner will pay. If you would like information on the Spouse Level Term Insurance Rider charges for your particular situation, you can request a personalized illustration from your registered representative or by calling our Administrative Office at 1-800-548-0073.

(3)	The rates shown for the “representative insured” are first year rates only.

(4)	The charges for the Waiver on Monthly Charges Rider vary by age. The rider charges may not be representative of the charges that a particular Certificate Owner will pay. If you would like information on the charges for your particular situation for the Waiver of Monthly Charges Rider charges, you can request a personalized illustration from your registered representative, or by calling our Administrative Office at 1-800-548-0073.

(5)	The certificate’s “Monthly Deduction” is the sum of the following current monthly charges: (a) cost of insurance charge for the base coverage, (b) cost of insurance charge for the supplemental coverage (if applicable), and (c) any applicable rider charges.

Charges and Deductions

Minimum Death Benefit

•	The Minimum Death Benefit sub-section of the Charges and Deductions section adds the following:

For policies issued after December 31, 2019

CASH VALUE ACCUMULATION TEST				CASH VALUE ACCUMULATION TEST
Attained Age	Minimum Death Benefit Percentage	Attained Age	Minimum Death Benefit Percentage	Attained Age	Minimum Death Benefit Percentage	Attained Age	Minimum Death Benefit Percentage
18	938%	28	671%	38	477%	48	344%
19	907	29	648	39	461	49	333
20	878	30	626	40	446	50	322
21	849	31	605	41	432	51	311
22	821	32	584	42	418	52	301
23	794	33	565	43	405	53	292
24	768	34	546	44	392	54	282
25	742	35	527	45	379	55	273
26	718	36	510	46	367	56	264
27	694	37	493	47	355	57	256

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CASH VALUE ACCUMULATION TEST				CASH VALUE ACCUMULATION TEST
Attained Age	Minimum Death Benefit Percentage	Attained Age	Minimum Death Benefit Percentage	Attained Age	Minimum Death Benefit Percentage	Attained Age	Minimum Death Benefit Percentage
58	248%	69	179%	80	137%	90	117%
59	240	70	174	81	135	91	115
60	233	71	170	82	132	92	114
61	226	72	165	83	130	93	113
62	219	73	161	84	127	94	112
63	212	74	157	85	125	95	111
64	206	75	154	86	123	96	110
65	200	76	150	87	121	97	108
66	195	77	147	88	120	98	106
67	189	78	143	89	118	99	104
68	184	79	140

Cost of Insurance Charge

•	The second paragraph under Cost of Insurance Charge in the Monthly Charges Against the Account Value sub-section of the Charges and Deductions section adds the following:

For policies issued after December 31, 2019

The guaranteed maximum cost of insurance charge rates associated with your certificate are shown in the certificate specifications pages. These rates are calculated using 150% of the ultimate 2017 Commissioners’ Standard Ordinary (2017 CSO), Age-Last Birthday, Unisex (80% male) and Composite Table.

•	The fifth paragraph under Cost of Insurance Charge in the Monthly Charges Against the Account Value sub-section of the Charges and Deductions section adds the following:

For policies issued after December 31, 2019

The applicable cost of insurance rates for Portable Certificates for basic (i.e. employer-paid) coverage will vary each year based on the Insured’s Attained Age and the number of policy years from the Portability Date. The cost of insurance rates for these Portable Certificates will generally be 110% to 190% higher than the cost of insurance rates applicable to Insureds who are still employed by or associated with the sponsoring employer or group. Any changes to the applicable cost of insurance rate will take effect on the Certificate Anniversary date on or next following the Portability Date.

STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information is amended to reflect that policies issued after December 31, 2019 will use the 2017 CSO.

If you have questions about this supplement, or other product questions, you may contact your registered representative, call our Customer Service Center at (800) 548-0073 (Monday through Friday, 8 a.m. - 5 p.m. Eastern Time), or visit us online at www.MassMutual.com/contact-us.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE

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